UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 001-31303

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

BLACK HILLS CORPORATION 401(k) RETIREMENT SAVINGS PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Black Hills Corporation
7001 Mount Rushmore Road
Rapid City, South Dakota 57702

BLACK HILLS CORPORATION 401(k) RETIREMENT SAVINGS PLAN

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits	4

Statement of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets	11

EXHIBIT INDEX	12

SIGNATURE	13

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of
Black Hills Corporation 401(k) Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Black Hills Corporation 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule listed in the table of contents has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
June 22, 2021

We have served as the auditor of the Plan since 2002.

BLACK HILLS CORPORATION 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2020 and 2019

	2020	2019

Assets:
Investments:
Participant-directed investments – at fair value	$637,380,698	$543,481,541
Total investments	637,380,698	543,481,541

Cash	211	10,028

Receivables:
Employer contribution	187,753	169,013
Notes receivable from participants	9,044,801	9,095,048
Total receivables	9,232,554	9,264,061

Net assets available for benefits	$646,613,463	$552,755,630
The accompanying Notes to Financial Statements are an integral part of these financial statements.

BLACK HILLS CORPORATION 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For The Year Ended December 31, 2020

2020
Additions to net assets
Contributions:
Participant contributions	$27,282,717
Participant rollover contributions	2,819,847
Employer contributions	25,239,095
Total contributions	55,341,659

Investment income:
Net appreciation in fair value of investments	61,619,180
Interest and dividends	16,190,966
Total investment income	77,810,146

Other income:
Interest received on notes receivable from participants	485,995

Total additions to net assets	133,637,800

Deductions from net assets:
Administrative expenses	(47,595)
Benefits paid to participants	(39,732,372)
Total deductions from net assets	(39,779,967)

Increase in net assets available for benefits	93,857,833

Net assets available for benefits:
Beginning of year	552,755,630
End of year	$646,613,463
The accompanying Notes to Financial Statements are an integral part of these financial statements.

BLACK HILLS CORPORATION 401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the Year Ended December 31, 2020

(1)    DESCRIPTION OF THE PLAN

The following description of the Black Hills Corporation 401(k) Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s information.

General — The Plan is a defined-contribution plan for eligible employees of Black Hills Corporation and subsidiary companies (the “Company” or “Plan Sponsor”). The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974, as amended (ERISA) and is designed to comply with the provisions of Section 401(k) of the Internal Revenue Code (IRC).

Plan Administration — Charles Schwab Trust Bank (Charles Schwab) serves as custodian and record keeper. The Plan is administered by the Black Hills Corporation Benefits Committee (the “Committee”). Charles Schwab is the trustee of the Plan.

Eligibility and Vesting — Employees meeting certain criteria, as defined, are eligible to participate in the Plan one month following their date of employment. The Plan includes an automatic-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 6% of eligible compensation and their contributions invested in a target retirement fund appropriate for their age until changed by the participant. The Plan includes an Automatic Savings Increase (ASI) feature where the participant’s savings rate will increase 1% annually until their savings rate reaches 15%, they have elected to change their savings rate, or they have elected to opt-out of ASI.

Participants are vested immediately in their contributions, plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of service at a rate of 20% per year. A participant is 100% vested after five years of service. Participants also become fully vested in Company matching contributions if their employment with the Company is terminated due to retirement at or after attainment of age 65, total and permanent disability, or death.

Contributions — Contributions to the Plan include (i) salary reduction contributions authorized by participants, (ii) matching contributions made by the Company, (iii) non-elective contributions made by the Company; and (iv) participant rollovers from another plan.

Participants may contribute up to 50% of their eligible compensation to the Plan each year. These contributions are subject to certain IRC limitations with an annual maximum pre-tax contribution of $19,500 for 2020 and $19,000 for 2019. Combined employee pre-tax, employee after-tax, employee Roth and employer contributions per participant (excluding catch-up contributions) were limited to the lesser of $57,000 and $56,000 in 2020 and 2019, respectively or 50% of the employee’s available eligible annual pay. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions of $6,500 for 2020, up from $6,000 in 2019. There is no limit to how often participants may change their contribution percentages. The Plan provides for Company matching contributions and non-elective Company Retirement Contributions for certain eligible participants.

Company Matching Contributions — The Company makes a standard matching contribution which equal to 100% of each eligible participant’s pre-tax, Roth and after-tax deferral contributions up to 6% of the participant’s compensation as provided under the Plan. All matching contributions are invested as directed by the participant. Company Matching Contributions of $15,441,832 were made to eligible participants in 2020.

Company Retirement Contributions — The Company Retirement Contributions are non-elective contributions made to eligible participants equal to a certain percent of their eligible compensation based upon their age and years of service at a certain date. All Company Retirement Contributions are invested as directed by the participant. Company Retirement Contributions of $10,458,079 were made to eligible participants in 2020.

Rollover Contributions — Participants may also contribute amounts representing distributions from other qualified defined benefit or defined-contribution plans. Contributions are subject to certain IRC limitations. The Plan received $2,819,847 in rollover contributions from other qualified plans in 2020.

Participant Accounts — Individual accounts are maintained for each Plan participant. As applicable, each participant’s account is credited with (i) the participant’s contribution and related matching, and (ii) Plan earnings. Participant accounts are also charged an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants may direct the investment of their contributions, the Company contributions and/or their account balances into various investment options offered by the Plan and may change investments and transfer amounts between funds daily. The Plan offers 20 investment options, including a common collective trust stable value fund, Vanguard mutual funds, common stock of the Company, and a self-directed brokerage account feature, Schwab Personal Choice Retirement Account (PCRA). With respect to common stock of the Company, participants may direct up to 20% of their account balance in Black Hills Corporation common stock. With respect to the PCRA, participants may direct up to 100% of their account balance in permitted investments of the PCRA (which excludes the Plan’s investment offerings).

Notes Receivable from Participants — Participants may borrow a minimum of $1,000 from their accounts and up to a maximum of the lesser of $50,000, reduced by the highest outstanding loan balance during the one-year period ending the day before the request for a new loan, or one-half of the vested account balance. Loans are secured by an assignment of a participant’s vested interest in the Plan, and bear interest at 1% over the prime interest rate on the date of the loan. Principal and interest are paid ratably through payroll deductions. Loan terms range from 1 to 5 years; however, terms may exceed 5 years for the purchase of a primary residence and must be paid off within 15 years. Participants may not have more than one loan outstanding at any time. Loans are prohibited for terminated employees.

As of December 31, 2020, participant loans have maturities through September 30, 2035 at interest rates ranging from 4.25% to 6.50%.

Payment of Benefits — On termination of service with the Company (including termination of service due to death, disability, or retirement), a participant (or the participant’s beneficiary in the case of death) may generally elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or installment payments.

Participants are also eligible to make hardship withdrawals from their deferred contributions in the event of certain financial hardships.

Forfeited Accounts — When certain terminations of participation in the Plan occur, the non-vested portion of the participant’s account as defined by the Plan, represents a forfeiture. The Plan document permits the use of forfeitures to either reduce future employer contributions or plan administrative expenses for the plan year. However, if a participant is reemployed and fulfills certain requirements, as defined in the plan document, the account will be reinstated. During 2020, Company contributions were reduced by $633,738 from forfeited non-vested accounts. The balance of the forfeiture account at December 31, 2020 and 2019 was $18,359 and $43,270, respectively.

COVID-19 — On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted, providing for special distribution options and rollover rules for retirement plans and expands permissible loans from certain retirement plans. The CARES Act contains several provisions that temporarily impact 401(k) plans, such as the waiver of required minimum distributions, a new Coronavirus-Related Distribution (“CRD”) option, increased loan limits, and suspension of loan repayments option. The Company has incorporated these provisions into the Plan, which did not have a material impact.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion on fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses — Plan administrative expenses of approximately $329,190 in 2020 were paid by the Company. Plan administrative expenses of approximately $47,595 in 2020 were paid by plan participants and are reflected in the Statement of Changes in Net Assets Available for Benefits.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

Roth 401(k) Option — Roth 401(k) employee contributions are made on an after-tax basis. The Company match applies to the Roth 401(k) contributions.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan provides various investment options to its participants. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

(3)    FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation methodologies used to measure fair value, as follows:

•Level 1 refers to securities valued using unadjusted quoted prices from active markets for identical assets;

•Level 2 refers to securities not traded on an active market but for which observable market inputs are readily available; and

•Level 3 refers to securities valued based on significant unobservable inputs.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Additional information about plan assets, including methods and assumptions used to estimate the fair value of these assets, is as follows:

Money market funds are primarily cash equivalents held in short-term commingled funds that are categorized as Level 1. They are valued at cost plus accrued interest, which approximates fair value.

Mutual funds are categorized as Level 1 and are valued at the closing price reported on the active market on which the individual securities are traded.

Common stock is valued at the closing price reported on the active market on which the securities are traded. Common stock is categorized as Level 1. See Note 7 for further discussion of Black Hills Corporation common stock.

Self-directed brokerage accounts consist of common stocks, mutual fund, and short-term investments that are valued on the basis of readily determinable market prices and are categorized as Level 1. These accounts also consist of bonds, which are valued by evaluated pricing from observable market prices, and are categorized as Level 2.

Common collective trust funds are funds based upon the redemption price of units held by the Plan, which is based on the current net asset value (NAV) of the common collective trust fund’s underlying assets. The NAV, as provided by the custodian, is used as a practical expedient to estimate fair value. Unit values are determined by the financial institution sponsoring such funds by dividing the net assets by its units outstanding at the valuation dates. See Note 6 for further disclosure.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2020 and 2019:

	December 31, 2020
	Level 1	Level 2	Level 3	Total Investments Measured at Fair Value	Net Asset Value	Total Investments

Money market funds	$95,679	$—	$—	$95,679	$—	$95,679
Mutual funds	564,954,598	—	—	564,954,598	—	564,954,598
Black Hills Corporation common stock	17,235,619	—	—	17,235,619	—	17,235,619
Self-directed brokerage accounts - PCRA	20,082,963	3,957,530	—	24,040,493	—	24,040,493
Common collective trust fund	—	—	—	—	31,054,309	31,054,309
Total investments	$602,368,859	$3,957,530	$—	$606,326,389	$31,054,309	$637,380,698

	December 31, 2019
	Level 1	Level 2	Level 3	Total Investments Measured at Fair Value	Net Asset Value	Total Investments

Money market funds	$5,892	$—	$—	$5,892	$—	$5,892
Mutual funds	484,163,547	—	—	484,163,547	—	484,163,547
Black Hills Corporation common stock	21,016,313	—	—	21,016,313	—	21,016,313
Self-directed brokerage accounts - PCRA	12,793,512	3,353,137	—	16,146,649	—	16,146,649
Common collective trust fund	—	—	—	—	22,149,140	22,149,140
Total investments	$517,979,264	$3,353,137	$—	$521,332,401	$22,149,140	$543,481,541

For the years ended December 31, 2020 and 2019, there were no transfers between levels.

(4)    PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to amend or discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

(5)    FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated March 31, 2014, that the Plan and related trust were designed in accordance with the applicable provisions of the IRC and regulations thereunder. The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. No uncertain positions were taken by the Plan that would require recognizing a tax liability or asset. The Plan is subject to routine audits by taxing authorities however, there are currently no audits for any tax periods in progress. The Plan administrator believes it may not be subject to income tax examinations for years prior to 2017.

(6)    STABLE VALUE FUND

The Galliard Retirement Income Fund CL 35 (the “Fund”) is a common collective trust stable value fund sponsored by Wilmington Trust Retirement and Institutional Services Company. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s NAV determined as of the close of business each day. Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable NAV, although there is no guarantee that the Fund will be able to maintain this value.

Participants may direct either the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. Certain events may limit the ability of the Plan to transact at contract value with the stable value fund (for example, partial or complete termination of the Plan or its merger with another plan, plant closings, layoffs, bankruptcy, mergers, early retirement incentives, certain transfers of assets from the stable value fund) and may also limit the ability of the stable value fund to transact at contract value with the participants. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

(7)    EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in a fund offered by Charles Schwab and Black Hills Corporation common stock. These transactions qualify as exempt party-in-interest transactions.

At December 31, 2020 and 2019, the Plan held 280,482 and 267,587 shares, respectively, of common stock of Black Hills Corporation, the sponsoring employer, with a cost basis of $13,856,409 and $12,596,863, respectively. The market value of these shares totaled $17,235,619 and $21,016,313 at December 31, 2020 and 2019, respectively. During the year ended December 31, 2020, the Plan recorded dividend income from this investment of $594,013.

At December 31, 2020 and 2019, the Plan held Notes receivable from participants of $9,044,801 and $9,095,048 respectively.

SUPPLEMENTAL SCHEDULE

BLACK HILLS CORPORATION 401(k) RETIREMENT SAVINGS PLAN
(EIN: 46-0458824) (Plan No. 003)

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (held at end of year)
As of December 31, 2020

Description	Cost**	Current Value
Money market fund:
Schwab U.S. Treasury Money Fund*		$95,679

Common collective trust fund:
Galliard Retirement Income Fund CL 35		31,054,309

Mutual funds:
Vanguard Extended Market Index Fund		53,476,467
Vanguard Inflation-Protected Securities Fund		11,132,610
Vanguard Institutional Index Fund		90,999,124
Vanguard REIT Index Fund		5,221,704
Vanguard Total Bond Market Index Fund		27,955,996
Vanguard Total International Stock Index		30,720,574
Vanguard Target Retirement Income Fund		2,693,559
Vanguard Target Retirement 2015 Fund		7,978,827
Vanguard Target Retirement 2020 Fund		36,641,715
Vanguard Target Retirement 2025 Fund		62,491,413
Vanguard Target Retirement 2030 Fund		51,666,605
Vanguard Target Retirement 2035 Fund		46,227,954
Vanguard Target Retirement 2040 Fund		41,395,281
Vanguard Target Retirement 2045 Fund		46,158,406
Vanguard Target Retirement 2050 Fund		30,089,887
Vanguard Target Retirement 2055 Fund		14,909,052
Vanguard Target Retirement 2060 Fund		5,195,424

Total mutual funds		564,954,598

Common stock - Black Hills Corporation*		17,235,619

Cash*		211

Self-directed brokerage accounts - PCRA		24,040,493

Participant loans* (interest rates ranging from 4.25% - 6.50%; Maturity dates extending through September 30, 2035)		9,044,801

		$646,425,710
________________________
*    Denotes party-in-interest to the Plan
**    Cost information is not required for participant-directed accounts and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm

EXHIBIT INDEX

Exhibit Number    Description

23    Consent of Deloitte & Touche LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Black Hills Corporation 401(k) Retirement Savings Plan

/s/ Richard W. Kinzley
Richard W. Kinzley, Senior Vice President and
Chief Financial Officer

Dated:	June 22, 2021